

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 3, 2009

**via U.S. mail and facsimile**

Paul J. Kane, Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania  19341

> **RE:** **Omega Flex, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 18, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 0-51372**

Dear Mr. Kane:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.  For other comments, please contact Era Anagnosti, Staff Attorney, at (202) 551-3369, or in her absence, Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

Terence O'Brien
Accounting Branch Chief